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                                                                    Exhibit 99.1


                            [VIVENDI UNIVERSAL LOGO]


                                  Press Release



Paris, September 29, 2004 - The Board of Directors of Vivendi Universal (Paris
Bourse: EX FP; NYSE: V), which met yesterday, approved the financial statements for the first half of 2004 exactly as they were published on September 14, 2004.

Following a presentation of the 2004 full year positive outlook, the Board indicated that it may, at the appropriate time, propose a dividend which should not be lower than (euro) 0.50 per share to be paid in 2005 based on 2004 earnings.


Important Disclaimer :
--------------------
This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.


Media                                                Investor Relations
Paris                                                Paris
Antoine Lefort                                       Daniel Scolan
+33 (0) 1 71 71 11 80                                +33 (0) 1 71 71 32 91
Agnes Vetillart                                      Laurence Daniel
+33 (0) 1 71 71 30 82                                +33 (0) 1 71 71 12 33
Alain Delrieu
+33 (0) 1 71 71 10 86

New York                                             New York
Flavie Lemarchand                                    Eileen McLaughlin
+(212) 572 1118                                      +(1) 212.572.8961